UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15-15D

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-294663-01

FACTORIAL INC.

(Exact name of registrant as specified in its charter)

805 Middlesex Turnpike

Billerica, MA 01821

(617) 315-9733
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of June 5, 2026, Factorial Inc., a Delaware corporation (“Factorial”), consummated the previously announced business combination (and any other transactions contemplated thereby, the “Business Combination”) with Cartesian Growth Corporation III, a Cayman Islands exempted company (“PubCo”) and Fenway MS, Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Merger Sub”). As part of the Business Combination, (1) PubCo de-registered in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate and domesticate as a Delaware corporation, and (2) Merger Sub merged with and into Factorial (the “Merger”) with Factorial surviving the Merger as a wholly-owned subsidiary of PubCo. In connection with the consummation of the Business Combination, PubCo was renamed Factorial Energy Inc. This Form 15 relates solely to the reporting obligations of Factorial under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and does not affect the reporting obligations of PubCo under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Factorial Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 10, 2026	FACTORIAL INC.

	By:	/s/ Siyu Huang
	Name:	Siyu Huang
	Title:	Chief Executive Officer